UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from......to.....

Commission file number: 1-10689

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan)

LIZ CLAIBORNE, INC.

1441 BROADWAY

NEW YORK, NEW YORK 10018

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2005	3
Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended
December 31, 2005	4-8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
as of December 31, 2005	9
SIGNATURES	10
EXHIBIT INDEX	11
Consent of Independent Registered Public Accounting Firm	12

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Liz Claiborne 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Liz Claiborne 401 (k) Savings and Profit Sharing Plan (the “Plan“) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 28, 2006

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

PARTICIPANT - DIRECTED INVESTMENTS	$ 226,246,709	$ 209,860,019

RECEIVABLES:
Employer contributions	6,105,499	5,896,286
Dividends and interest	1,735	904

Total receivables	6,107,234	5,897,190

NET ASSETS AVAILABLE FOR BENEFITS	$ 232,353,943	$ 215,757,209

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participants	$ 15,993,272
Employer	10,745,188
Total contributions	26,738,460

Investment income:
Net appreciation in fair value of investments	1,188,035
Dividends	7,722,799
Interest	210,888
Net investment income	9,121,722

Total additions	35,860,182

DEDUCTIONS:
Benefits paid to participants	19,263,448

INCREASE IN NET ASSETS	16,596,734

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	215,757,209

End of year	$ 232,353,943

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General— Effective January 1, 1983, Liz Claiborne, Inc. (the “Company”) adopted the Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provides for employer profit sharing contributions, which plan has also been amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which provides for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986, as amended, which plan has been amended and restated from time to time. Effective as of April 1, 2000, the Company amended and restated the Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger into it of the Liz Claiborne Profit Sharing Retirement Plan. The Plan was amended and restated effective January 1, 2002, and has subsequently been amended from time to time. An administrative committee (the “Administrative Committee”) has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As of February 28, 2005, the C & C California, Inc. (“C & C”) Simplified Employee Pension program was frozen and subsequently terminated. C & C adopted the Plan, effective as of March 1, 2005, as a result of the Company’s acquisition of C & C in 2005.

The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements (the “employees”) and who are age 21 can make elective deferrals in the Plan providing they meet the service and eligibility requirements. Eligible full-time employees are eligible to participate after six months of service and eligible part-time employees participate after twelve months of service during which the employee is credited with at least 1,000 hours of service. Employees who contribute to the Plan receive an Employer Matching contribution as detailed in the Plan document. In addition, full and part time employees may be eligible to receive a Profit Sharing Employer Contribution should such a contribution be made by the Company in the given year. The Plan’s entry date is the first day of the month coincident with or next following satisfaction of the eligibility criteria.

Contributions—Effective January 1, 2003, participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined in the Plan. The participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. Participants’ contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2005 and 2004, a participant’s tax-deferred contribution was limited to $14,000 and $13,000, respectively. The Company, at its discretion, makes a contribution matching an amount equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. To be a participant in the Profit Sharing Plan, the employee must be 21 years of age and have twelve months of service during which the employee is credited with 1,000 hours of service beginning with the hire date or any anniversary period thereafter. To receive a share of the Profit Sharing Contribution for any year, the employee must be a participant in the Plan for that year, have worked 1,000 hours in the calendar year and be employed on the last day of the Plan year. Profit sharing contributions for the Plan year ended December 31, 2005 were 3% of participants’ eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered 18 mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants.

Effective April 1, 2000, the Company implemented an automatic enrollment feature into the Plan. Employees who meet the eligibility conditions of the Plan, and are not currently participating in the Plan, are automatically enrolled for a 3% Tax-Saver contribution. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

Participant Accounts— Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s and Company’s contributions as well as earnings, and charged with withdrawals and losses. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants’ elective deferrals plus actual earnings are immediately vested. Participants become vested in their Company matching and profit sharing contributions accounts based on their number of years of service with the Company. The vesting schedule is as follows:

All participant matching contributions and the profit sharing contributions for participants hired prior to January 1, 1997:

Years of Service with the Company	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The profit sharing contributions for participants hired on or after January 1, 1997:

Years of Service with the Company	Vested Percentage

Less than 5	0%
5 or more	100%

Participants’ interest in their accounts is fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

Investment Options—During 2005, participants were able to direct employee deferrals and Company contributions into any of 20 investment options, including the Company stock fund, in no less than 5% increments. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund’s investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company’s contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4).

The Company offers a self-directed brokerage account, which allows participants to invest in other mutual funds. Initially, a $2,500 minimum deposit is required to open an account, which must be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the self-directed account and direct withdrawals and loans are prohibited.

Participant Loans—Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, as approved by the Plan’s Administrative Committee. In 2005, the rates ranged between 5.0% and 10.5%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

Effective April 1, 2000, loans were limited to one outstanding at a time per participant. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, or the participant may elect to roll the balance to an IRA or a future employer’s plan. At the participant’s election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $1,000, a distribution will be processed as soon as practicable after the participant’s termination of employment, (ii) if the balance is between $1,000 and $5,000, the Company will transfer the balance into an IRA account, or (iii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or monthly, quarterly, semiannual or annual installments for a period not to exceed the participant’s life or the lives of the participant and his/her beneficiary.

As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. For hardship withdrawals taken prior to January 1, 2002, a 12-month suspension from contributing to the Plan is required. For hardship withdrawals taken after January 1, 2002, a 6-month suspension is required.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited non-vested account balances totaled $488,354 and $494,216, respectively. These accounts will be used to reduce future Company contributions, pursuant to the Plan document. Also, in 2005, employer contributions were reduced by $585,000 from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan’s financial statements. Interest income is recorded on the accrual basis. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. Participant loans are valued at the outstanding loan balance which approximates fair value.

Payment of Benefits—Benefit payments are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties— The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such risk factors could materially affect participant account balances and the amounts reported in the financial statements.

Administrative Costs—The Company pays all administrative expenses incurred by the Plan as provided in the Plan document.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

3.	INVESTMENTS

The market value of individual investments that represent 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2005 and 2004 was as follows:

	Number of Shares 2005	Number of Shares 2004	2005	2004

*Fidelity Mgd Inc Port Class II	39,633,883	37,413,536	$39,633,883	$37,413,536
Alger Midcap Growth I	964,749	888,711	16,130,600	14,992,559
American Growth of America R4	852,286	824,630	26,148,125	22,454,679
*Fidelity Freedom 2010	1,663,391	1,735,431	23,370,644	23,636,573
Spartan Us Eq Index	644,419	673,881	28,457,539	28,882,551
*Fidelity Us Bd Index	2,317,686	2,045,783	25,262,780	22,790,025
MSI Intl Equity	667,055	635,665	13,467,846	13,523,611
*Liz Claiborne, Inc. Common Stock	461,902	464,035	16,664,130	19,586,917

*Permitted party-in-interest

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,188,035, as follows:

Net appreciation (depreciation) in fair value:
Mutual funds	$ 3,978,095
Liz Claiborne, Inc. Common Stock	(2,790,060)
Net appreciation in fair value of investments	$1,188,035

During 2005, the appreciation (depreciation) in the fair value of Mutual fund investments that are not part of the self-directed brokerage account was $3,340,478 for Common Stock funds, $977,438 for Blended Stock funds and $(547,667) for Bond funds.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2005, the members of the Plan’s Administrative Committee currently serve in the following respective Company positions: Chairman and Chief Executive Officer; Chief Financial Officer; Treasurer; and Assistant Treasurer. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.’s Common Stock transactions qualify as permitted party-in-interest transactions.

Certain plan investments are units of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 461,902 and 464,035 shares, respectively, of common stock of Liz Claiborne, Inc., the sponsoring employer, with a cost basis of $12,259,604 and $11,597,240, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $107,248 from the common stock of Liz Claiborne, Inc.

5.	PLAN TERMINATION

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 13, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
AS OF DECEMBER 31, 2005

(b)	(c)	(d)		(e)
(a) Identity of Issuer, Borrower,	Investment	Cost Price	Market Price	Current Value
Lessor, or Similar Party	Description

Brokerage Link Fund	Self-Directed Brokerage Account	**	$ --	$ 3,744,608
Baron Growth Fund	Mutual Fund	**	45.40	2,837,120
Alger Midcap Growth I	Mutual Fund	**	16.72	16,130,600
Oakmark Fund I	Mutual Fund	**	40.88	7,974,992
Royce Total Return	Mutual Fund	**	12.60	8,208,003
MSI Intl Equity	Mutual Fund	**	20.19	13,467,846
American Growth of America R4	Mutual Fund	**	30.68	26,148,125
H & W Mid Cap Val I	Mutual Fund	**	28.20	2,815,153
* Liz Claiborne, Inc. Common Stock	Common Stock	**	35.82	16,664,130
Interest Bearing Cash	Cash	**	1.00	450,968
* Fidelity Diversified Intl	Mutual Fund	**	32.54	1,827,908
* Fidelity Freedom Income	Mutual Fund	**	11.37	167,853
* Fidelity Freedom 2000	Mutual Fund	**	12.21	495,519
* Fidelity Freedom 2010	Mutual Fund	**	14.05	23,370,644
* Fidelity Freedom 2020	Mutual Fund	**	14.71	1,371,878
* Fidelity Freedom 2030	Mutual Fund	**	15.02	1,886,559
* Fidelity Mgd Inc Port Class II	Mutual Fund	**	1.00	39,633,883
* Fidelity Us Bd Index	Mutual Fund	**	10.90	25,262,780
* Fidelity Freedom 2040	Mutual Fund	**	8.83	1,060,824
Spartan Us Eq Index	Mutual Fund	**	44.16	28,457,539
* Various participants	Loans to Participants at interest rates ranging from 5.0%-10.5% and maturity dates to July 19, 2010	**	--	4,269,777
Total investments at fair value				$ 226,246,709

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LIZ CLAIBORNE 401(k) SAVINGS
AND PROFIT SHARING PLAN
(Name of Plan)

By:	/s/ Michael Scarpa
Michael Scarpa
Member of Administrative Committee

June 28, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm.

*Filed herewith.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-95258 of Liz Claiborne, Inc. on Form S-8 of our report dated June 28, 2006, appearing in this Annual Report on Form 11-K of The Liz Claiborne 401(k) Savings and Profit Sharing Plan for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

New York, New York

June 28, 2006